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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

NeuroMetrix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641255104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]	Rule 13d-1(b)
[ x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (01-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gruber and McBaine Capital Management, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 349,734

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 349,734

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,734

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IA & OO

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon D. Gruber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 116,578

	6.	Shared Voting Power 349,734

	7.	Sole Dispositive Power 116,578

	8.	Shared Dispositive Power 349,734

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,312

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Patterson McBaine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 116,578

	6.	Shared Voting Power 349,734

	7.	Sole Dispositive Power 116,578

	8.	Shared Dispositive Power 349,734

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,312

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric B. Swergold

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 349,734

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 349,734

9.	Aggregate Amount Beneficially Owned by Each Reporting 349,734

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lagunitas Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power 0

6.	Shared Voting Power 279,787

7.	Sole Dispositive Power 0

8.	Shared Dispositive Power 279,787

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,787

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer: NeuroMetrix, Inc.
(b)	Address of Issuer's Principal Executive Offices: 62 Fourth Avenue Waltham, MA 02451

Item 2.
(a)	Name of Person Filing: Gruber & McBaine Capital Management, LLC ("GMCM") Jon D. Gruber ("Gruber") J. Patterson McBaine ("McBaine") Eric Swergold ("Swergold")
(b)	Address of Principal Business Office or, if none, Residence:

50 Osgood Place, Penthouse, San Francisco, CA 94133

(c)	Citizenship: See item 4 of cover sheet.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 641255104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[x]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[x]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[x]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

GMCM is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock. Gruber & McBaine are the Managers, controlling persons and portfolio managers of GMCM. No individual clients holdings of the Stock are more than five percent of the outstanding Stock. Lagunitas is an investment limited partnerships of which GMCM is the general partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group

GMCM, Gruber, McBaine and Swergold constitute a group within the meaning of Rule 13d-5(b). Lagunitas is not a member of any group and disclaims beneficial ownership of the securities with respect to its ownership is reposited.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a)

The following certification shall be included with respect to Gruber, McBaine and GMCM:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included with respect to Lagunitas and Swergold:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011 Gruber & McBaine Capital Management, LLC By: /s/ J. Patterson McBaine Title: Manager

/s/ Jon D. Gruber

Jon D. Gruber

/s/ J. Patterson McBaine

J. Patterson McBaine

/s/ Eric B. Swergold

Eric B. Swergold

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)